Exhibit 99.1

American Water Works Company, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

	2013	2014	2015	2016	2017	For the Six Months Ended June 30, 2018
Income from continuing operations before income taxes	608	710	782	770	912	362
Fixed Charges:
Interest, dividend on mandatory redeemable preferred shares and amortization of debt discount and expenses and premium on all indebtedness	315	305	316	331	350	178
Interest factor in rentals	8	7	7	8	9	5
Total fixed charges	323	312	323	339	359	183
Income from continuing operations plus fixed charges	931	1,022	1,105	1,109	1,271	545
Ratio of pre-tax income to net income	1.64	1.65	1.64	1.65	2.14	1.35
Total fixed charges	323	312	323	339	359	183
Ratio of earnings to fixed charges	2.88	3.27	3.42	3.27	3.54	2.98
American Water Capital Corp.
Computation of Ratio of Earnings to Fixed Charges
(In millions)

	2013	2014	2015	2016	2017	For the Six Months Ended June 30, 2018
Income (loss) before income taxes	—	—	—	—	—	—
Fixed Charges:
Interest, dividend on mandatory redeemable preferred shares and amortization of debt discount and expenses and premium on all indebtedness	226	215	229	247	273	141
Interest factor in rentals	—	—	—	—	—	—
Total fixed charges	226	215	229	247	273	141
Income (loss) plus fixed charges	226	215	229	247	273	141
Ratio of pre-tax income to net income	—	—	—	—	—	—
Total fixed charges	226	215	229	247	273	141
Ratio of earnings to fixed charges	1.00	1.00	1.00	1.00	1.00	1.00